FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of August 6, 2026

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes        No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s announcement regarding Tenaris 2026 Second Quarter Results Conference Call.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2026

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Tenaris S.A 2026 Second Quarter Results Conference Call.

On 6th August 2026, Gabriel Podskubka, Chief Executive Officer of Tenaris S.A., (“Tenaris” or the “Company”) and other members of the Company’s senior management participated in an audio conference with investors and analysts to discuss, among other things, the Company’s results, market background and outlook. You may access the audio conference at Tenaris Investor Relations website at: https://ir.tenaris.com/static-files/5ce76258-4299-4c59-b811-2c8ed87d79c7.

Cautionary Statement Regarding Forward-Looking Statements

The audio conference referred to above contains “forward-looking statements.” Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These statements include information regarding management strategy, investment plans, development and growth of the steel pipe and oil and gas industries, trends and other prospective data, including trends regarding the development of raw material costs and the levels of investment in oil and gas drilling worldwide and general economic conditions in the countries where Tenaris operates and sells its products and services. By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect our financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this conference call. Except as required by law, we are not under any obligation, and expressly disclaim any obligation to, update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.